Exhibit 99.1

Inspira Technologies Announces Acquisition of the AME Platform from Nano Dimension

The transaction includes intellectual property, customer-related assets and commercial operations, positioning the Company for the next stage of its strategy.

Further strategic update to follow shortly

RA’ANANA, Israel, April 6, 2026 — Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”), today announced the acquisition of Nano Dimension Ltd.’s (Nasdaq: NNDM) (“Nano Dimension”) AME platform.

The acquired platform includes intellectual property, proprietary high-precision 3D electronic printing systems, patented software, engineering know-how, manufacturing equipment, inventory, customer-related assets, and fully equipped facilities, including physics and chemistry laboratories and an ink manufacturing plant. Inspira has assumed control of the acquired assets and operations effective immediately.

The AME technology is a multi-material additive manufacturing platform capable of printing 3D electronic layers with micro-scale precision, supported by specialized engineering know-how. The platform is well-suited for next-generation, high-value electronic applications that demand complex architectures, material integration, and robust performance under highly demanding operating conditions.

The total consideration payable to Nano Dimension in connection with the transaction is up to $12.5 million, consisting of a $2.0 million upfront cash payment, and up to $10.5 million of deferred payments tied to the future performance of the platform over the next twelve months. Completion of the transaction remains subject only to the receipt of customary regulatory approvals.

Dagi Ben-Noon, Chief Executive Officer of Inspira, commented: “From my in-depth knowledge of the AME technology, this acquisition gives Inspira immediate control over a highly specialized advanced-manufacturing platform with proven infrastructure, engineering depth and production capabilities already in place. These assets can now be directed toward high-value applications that align with the next stage of the Company’s strategy.”

As previously disclosed, Inspira intends to place its existing medical business activities into a wholly owned subsidiary. Those medical operations will continue independently and are not being sold, discontinued or replaced as a part of this transaction.

The Company intends to provide an additional strategic update shortly.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com

About Nano Dimension Ltd.

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension Ltd. (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices. For more information, please visit https://www.nano-di.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected closing of the transaction and the anticipated timing thereof, the potential benefits of the acquisition and the capabilities of the acquired business, the Company’s ability to integrate the acquired operations and assets, the potential purchase price of the acquired business, the Company’s intention to place its existing medical business activities into a wholly owned subsidiary and the Company’s strategy. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact

Arx Investor Relations
North American Equities Desk
inspira@arxhq.com

Nano Dimension Contact:

Investors: Purva Sanariya

Director, Investor Relations

ir@nano-di.com

Media: Samuel Manning

Principal Manager, External Communications

press@nano-di.com